ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628400
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«07» июля 2004 [redacted] 04035813 № 13-430

SEC MAIL RECEIVED PROCESSING
JUL 26 2004
WASH., D.C. 185 SECTION

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

SUPPL

Re: ОАО «Сургутнефтегаз» (файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа! AO Surgutneftegas

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам текст информационного сообщения о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг эмитента.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 1 листе в 1 экземпляре.

PROCESSED
JUL 28 2004
THOMSON FINANCIAL

С уважением,

Заместитель генерального
директора по ценным бумагам С.А.Федоров

dlw 7/28

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628400
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«07» июля 2004г. №13-480

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit information which may significantly impact the prices for the issuer's stock.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov,** on phone **(7 095) 928 52 71** or **Andrey Serebriakov,** on **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 1 page.

Yours sincerely,

Sergey Fyodorov

Vice-President,
Head of Securities

INFORMATION WHICH MAY SIGNIFICANTLY IMPACT
THE PRICES FOR THE ISSUER'S STOCK
"CHANGES IN THE LIST OF LEGAL ENTITIES IN WHICH THE ISSUER HAS A SHARE OF PARTICIPATION"

1. The Issuer's full corporate name: ***Open Joint Stock Company «Surgutneftegas».***

2. Location: ***ul. Kukuyevitskogo, 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation.***

3. The Issuer's taxpayer identification number as assigned by the taxation authority: ***INN 8602060555.***

4. The Issuer's unique code as assigned by the registering authority: ***00155-A.***

5. The Internet-resource used by the Issuer to publish information which may significantly impact the prices for the Issuer's stock: ***www.surgutneftegas.ru***

6. Full corporate name of the commercial organization share of participation in which the Issuer has acquired: ***Open Joint Stock Company "Institut po proyektirovaniyu predpriyatiy neftepererabatyvayushchey i neftekhimicheskoy promyshlennosti" ("Institute for Engineering of Petrochemical and Oil Refining Facilities"***
Location of the commercial organization: ***nab. Obvodnogo kanala, 94, Saint-Petersburg, Russian Federation.***

7. The Issuer's share in the charter capital of the commercial organization before the acquisition: ***0%***
The Issuer's share in the ordinary stock of the commercial organization before the acquisition: ***0%***

8. The Issuer's share in the charter capital of the commercial organization after the acquisition: ***100%***
The Issuer's share in the ordinary stock of the commercial organization after the acquisition: ***100%***

9. The date when the share in the charter capital of the commercial organization changed: ***June 17, 2004***.

Director General
OJSC "Surgutneftegas" ***V.L.Bogdanov***

Date: June 25, 2004 Stamp